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June 21, 2021

Guggenheim Strategic Opportunities Fund
227 West Monroe Street
Chicago, Illinois 60606

Re:	Guggenheim Strategic Opportunities Fund
 File No. 333-255687

Dear Ladies and Gentlemen:

We have acted as counsel for Guggenheim Strategic Opportunities Fund (the “Trust” or the “Registrant”), a Delaware statutory trust, in connection with the filing of the Trust’s Registration Statement on Form N-14 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “1933 Act”) relating to the transfers of all of the assets of Guggenheim Enhanced Equity Income Fund (“GPM”) and/or Guggenheim Credit Allocation Fund (“GGM”) to the Trust, in exchange for the issuance of common shares of beneficial interest of the Trust (the “Shares”), and the assumption of the liabilities of GPM and/or GGM by the Trust pursuant to the form of Agreement and Plan of Merger (the “Agreement”), as filed with and described in the Registration Statement.

This opinion is limited to the Delaware Statutory Trust Act, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the State of Delaware. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the State of Delaware.

In connection with the opinion set forth herein, we have examined the following Trust documents: the Trust’s Amended and Restated Declaration of Trust; the Trust’s Amended and Restated By-Laws; the Agreement; and such other Trust records, certificates, resolutions and documents that we have deemed relevant in order to render the opinion expressed herein.  In addition, we have reviewed and relied upon a certificate dated June 21, 2021 issued by the Delaware Secretary of State.

In rendering this opinion we have assumed, without independent verification: (i) the due authority of all individuals signing in representative capacities and the genuineness of signatures; (ii) the authenticity, completeness and continued effectiveness of all documents or copies furnished to us; (iii) that any resolutions provided have been duly adopted by the Trust’s Board of Trustees; (iv) that the facts contained in the instruments and certificates or statements of public officials, officers and representatives of the Trust on which we have relied for the purposes of this opinion are true and correct; and (v) that no amendments, agreements, resolutions or actions have been approved, executed or adopted which would limit, supersede or modify the items described above.  Where documents are referred to in resolutions approved by the Trust’s Board of Trustees, or in the Registration Statement, we have assumed such documents are the same as in the most recent form provided to us, whether as an exhibit to the Registration Statement or otherwise.

Based upon the foregoing, we are of the opinion that the Shares to be registered pursuant to the Registration Statement have been duly authorized for issuance and, when issued and delivered against payment therefore in accordance with the terms, conditions, requirements and procedures described in the Registration Statement and any applicable underwriting or purchase agreements, will be validly issued, fully paid and, subject to the last sentence of Section 3.8 of the Amended and Restated Declaration of Trust, non-assessable beneficial interests in the Trust.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Commission, and to the use of our name in the Registration Statement.  In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP